22003599

Washington, D.C. 20549

MAR 01 2022

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50681

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Parchman, Vaughan & Company, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1040 Park Avenue, Suite 120
(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lara Vaughan	443-831-7441	lara@parchmanvaughan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abingdon	Pennsylvania	19001
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KMS

OATH OR AFFIRMATION

I, Lara Vaughan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Parchman, Vaughan & Company, L.L.C., as of December, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _______________

Title: Member

Notary Public

ELAINE L. SHEPHERD
Notary Public, State of South Carolina
My Commission Expires 2/16/2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
Baltimore, Maryland

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO SEC Rule 17a-5

December 31, 2021

Table of Contents
December 31, 2021

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman Vaughan & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Parchman Vaughan & Company, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017
Abington, Pennsylvania
February 23, 2022

Sanville + Company

FINANCIAL STATEMENTS

Parchman, Vaughan & Company, L.L.C.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	146,051
Accounts receivable		986
Property, equipment and leasehold improvements, at cost		30,185
Less accumulated depreciation and amortization		22,502
Total property, equipment & leasehold improvements		7,683
Right of use assets		56,075
Deposits		3,116
TOTAL ASSETS	$	213,911

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		7,212
Right of use liability		56,075
Total liabilities		63,287
MEMBERS' EQUITY		150,624
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	213,911

The accompanying notes are an integral part of these financial statements.

Parchman, Vaughan & Company, L.L.C.
Statement of Operations
For the Year Ended December 31, 2021

REVENUES	
Fee revenue	$ 737,500
EXPENSES	
Salary and benefits	680,693
Regulatory fees and expenses	15,544
Occupancy	39,888
Dues and subscriptions	29,344
Automobile expense	21,172
Legal and professional expense	14,267
Other general and administrative expenses	60,440
Total expenses	861,348
NET ORDINARY INCOME	(123,848)
OTHER INCOME	
Gain on extinguishment of debt	90,000
Total other income	90,000
NET LOSS	$ (33,848)

The accompanying notes are an integral part of these financial statements.

Parchman, Vaughan & Company, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2021

MEMBERS' EQUITY AT JANUARY 1, 2021	$	184,472
Net Income		(33,848)
MEMBERS' EQUITY AT DECEMBER 31, 2021	$	150,624

The accompanying notes are an integral part of these financial statements.

Parchman, Vaughan & Company, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FOR OPERATING ACTIVITIES		
Net loss	$	(33,848)
Changes in net loss not requiring the use of cash:		
Gain on extinguishment of debt (PPP Loan)		(90,000)
Depreciation and amortization		5,646
Changes in operating assets and liabilities:		
Changes in accounts receivable		(986)
Changes in accounts payable and accrued expenses		6,029
Net cash used in operating activities		(113,159)
CASH FLOWS FOR FINANCING ACTIVITIES		
Proceeds from note payable (PPP Loan)		90,000
Distributions		0
Net cash provided by financing activities		90,000
NET CASH DECREASE		(23,159)
CASH, BEGINNING OF YEAR		169,210
CASH, END OF YEAR	$	146,051

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-
Non-cash financing activity:		
Forgiveness of loan	$	90,000

The accompanying notes and an integral part of these financial statements.

1. ORGANIZATION

Parchman, Vaughan & Company, L.L.C. (the "Company"), is a Maryland limited liability company that is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). In accordance with its operating agreement, unless sooner terminated, the Company shall continue to be in existence until December 31, 2025.

The Company is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

Cash – For purposes of the Statement of Cash Flows, cash is comprised of deposits in a financial institution.

Accounts Receivable – Accounts receivable result from charges for services to customers. On a periodic basis, the Company assesses the collectability of its outstanding accounts receivable balances and establishes an allowance for doubtful accounts. There was no allowance for doubtful accounts at December 31, 2021.

Fee Revenue – Fee revenue includes fees earned from providing private placement, merger and acquisition, and other financial advisory services under ASC 606, Revenue and Contracts with Customers. Substantially all fee revenue is recorded when the services are provided and the income is reasonably determinable. The Company's fee revenue related to transactions is recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to clients. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Fee revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Transaction fees are recorded when earned and related expenses are recorded when incurred. Since the Company's provision of financing services involves significant resources, its revenues tend to be concentrated.

Fixed Assets and Depreciation – Office furniture and equipment are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $2,500 and have an estimated useful life of three years. Depreciation is computed using the straight-line method over estimated useful life of three years. As of December 31, 2021, there were fixed assets and leasehold improvements of $30,185 and accumulated depreciation and amortization of $22,502. Depreciation and amortization expense for the year ended December 31, 2021 was $5,646.

Income Taxes – Income or loss is includable in the income tax returns of the Company's individual members; therefore, no income tax provision has been provided in the accompanying financial statements. The Company is a pass-through entity for income tax purposes, whereby any income tax liabilities or benefits are attributable to the Company's members. The L.L.C. members separately pay tax on their pro-rata share of the Company's income, deductions, losses, and credits.

Use of Estimates – The Company's financial statements are presented in accordance GAAP, which require the use of certain estimates made by the Company's management. Actual results could vary from the estimates used.

3. CONCENTRATION OF CREDIT RISK

The Company's maintains its cash in bank deposit accounts with high credit-quality institutions. At times, such balances may be in excess of federally insured limits. The Company believes it is not exposed to any significant credit risk related to cash or trade accounts receivables. The Company reviews and continually reassesses the credit worthiness of all customers.

4. COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease agreement that expires on October 31, 2022. Rental expense of $39,888 was charged to operations for the year ended December 31, 2021. The Company has a security deposit of $3,116 for the office space and capitalized leasehold improvements of $25,561, as of December 31, 2021.

The Company leases vehicles for two of its members under operating leases that expire in September 2022 and September 2023. Rental expense of $21,172 was charged to operations for the year ended December 31, 2021.

Future minimum lease payments under the lease liabilities together with the present value are as follows:

FYE December 31,	Office	Vehicles	Total
2022	$33,240	$17,577	$50,817
2023		7,783	7,783
Total payments under operating lease liabilities			$58,600
Less discount to present value			(2,525)
Total operating lease payments			$56,075

5. INCOME TAXES

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended December 31, 2021, the Company did not have a liability related to uncertain tax positions. The federal and state income tax returns of the Company for 2018, 2019, and 2020 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $138,839, which was $133,839 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .05 to 1.

7. CONCENTRATION OF REVENUE

Substantially all of the Company's fee revenue for the year ended December 31, 2021 was from nine customers, with four that accounted for at least 10% of total fee revenue separately.

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 22, 2022, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2021, but not prior to February 22, 2022, that provided additional evidence about conditions that existed at December 31, 2021 have been recognized in the financial statements for the year ended December 31, 2021.

9. INDEMNIFICATION

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of any future obligation under these indemnifications to be remote. There were no indemnifications provided in the fiscal year ended December 31, 2021.

10. PAYROLL PROTECTION PROGRAM ("PPP") LOAN

On January 27, 2021, the Company received a PPP loan totaling $90,000. The loan was forgiven and paid off in full on June 26, 2021.

11. EXEMPTION FROM RULE 15C3-3

In accordance with its membership agreement with FINRA, PVC operates as a non-covered entity under Footnote 74 of 17 C.F.R. paragraph 240.15c3-3. During the year ended December 31, 2021, PVC did not directly or indirectly hold or otherwise owe funds or securities to or for customers, did not carry accounts of or for customers and did not carry PAB accounts. PVC, to its best knowledge, has met the standards of 17a-5(d)(4) throughout the fiscal year without exception.

12. COVID-19

COVID-19 has resulted in travel restrictions, closed borders, enhanced health screenings, disruption and delays in healthcare service, quarantines, cancellations, and supply chain disruptions, as well as general concern and uncertainty. The impact of COVID-19 on the Company cannot be determined with certainty.

SUPPLEMENTAL INFORMATION

Parchman, Vaughan & Company, L.L.C.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1of the Securities and Exchange Commission
December 31, 2021 **Schedule I**

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	150,624
Deduct ownership equity not allowable for net capital:		-
Total ownership equity qualified for net capital		150,624
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		-
Total capital and and allowable subordinated liabilities		150,624
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		986
Property, equipment, lease improvement, net		7,683
Other assets-deposits		3,116
Total non-allowable assets		11,785
Net Capital before haircuts on securities positions		138,839
Haircuts on securities:		
Contractual securities commitments		-
Trading and investment securities		-
Net Capital	$	138,839

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition		
Account payable and accrued expenses	$	7,212
Total aggregate indebtedness	$	7,212
Percentage of aggregate indebtedness to Net Capital		0.05
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Parchman, Vaughan & Company, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $7,212)	$	481
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	133,839
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	132,839

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation of net capital required and aggregate ndebtedness pursuant to Rule 15c3-1 contained in the supplemental information to the financial statement: and the corresponding computation prepared by, and included in, the Company's unaudited Part II FOCU! Report filing as of December 31, 2021.

Parchman, Vaughan & Company, L.L.C.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021 **Schedule II**

Not applicable to the Company.

Parchman, Vaughan & Company, L.L.C.
Information Relating to the Possession and Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021 **Schedule III**

Not applicable to the Company.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman, Vaughan & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which Parchman, Vaughan & Company, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Conducting 15a-6 business activities (strictly pertaining to mergers and acquisitions (M&A) advisory services and private placements of securities and financial advisory services.
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to private placement of securities and financial advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville + Company

Abington, Pennsylvania
February 23, 2022

PARCHMAN, VAUGHAN & COMPANY

Private Investment Bankers

Exemption Report-FYE 2021
SEC Rule 17a-5(d)(4)

February 23, 2022

Parchman, Vaughan & Company, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim exemption under paragraph (k) of 17 C.F.R. 240.17a-5, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers, and does not carry PAB accounts.

Parchman, Vaughan & Company, L.L.C.

I, Lara N. Vaughan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lara N. Vaughan
Chief Executive Officer

1040 Park Avenue, Suite 120, Baltimore, MD 21201 Tel: 410.244.8973 Fax: 123.456.7899 www.parchmanvaughan.com